Exhibit 99.3

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-138760, 333-151243, 333-151251 and 333-174376 on Form S-8 of our reports dated February 15, 2012 relating to the consolidated financial statements of Goldcorp Inc. and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Current Report on Form 6-K of Goldcorp Inc. furnished on February 15, 2012.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants Vancouver, Canada February 15, 2012